Exhibit 99.1

Veris Gold Corp. announces toll milling agreement

Toronto Stock Exchange: VG

VANCOUVER, July 24, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce it has entered into a toll milling agreement with Newmont USA Limited, a subsidiary of Newmont Mining Corp. (NYSE: NEM) to process ore at Veris' Jerritt Canyon Mill Complex located in Elko County, Nevada. The Jerritt Canyon Mill is operated by Veris Gold USA Inc., a wholly-owned subsidiary of Veris Gold Corp.

Under the terms of the toll milling agreement, which ends December 31, 2014, Newmont will deliver up to 45,000 short tons of ore per month produced from Newmont Mines in Nevada to the Jerritt Canyon Mill for processing. The ore will be batch processed and provide Veris with additional flexibility in processing ores from its three Jerritt Canyon underground gold mines.  Newmont will pay a toll milling fee to Veris that will be adjusted on a quarterly basis to reflect any changes to input costs associated with processing the ore, while lowering overall cash costs.

The toll milling agreement is structured so that all doré produced from the ore will remain the property of Newmont throughout the process and the associated toll milling fee charged to each ton will be treated as a separate revenue stream, offsetting the processing costs. Further terms of the toll milling agreement are confidential to both parties.

Graham Dickson, COO and Senior VP of Veris stated, "We are pleased to be working with Newmont once again.  In June, Jerritt Canyon successfully completed a test-batch of Newmont ore, achieving recoveries of 90.3%.  Now that the Jerritt Canyon Mill Complex is running steadily at rates in excess of 4,000 tons per day, this agreement will provide the Company with a significant, stable third party source of ore that will significantly increase our cash flow from operations while utilizing some of our excess capacity.  We are continuing to source additional toll milling opportunities with other companies and expect to have additional toll milling agreements in the future."

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
"VERIS GOLD CORP."

R. Llee Chapman
President and CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company's use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company's ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 13:57e 25-JUL-13